Exhibit 99.12

COMMUNIQUÉ DE PRESSE

Fourniture de gaz : TotalEnergies annonce une réduction de 10
% sur le kWh pendant 1 an pour ses nouveaux clients
particuliers en gaz

Paris, 20 juin 2023 – Dans le contexte de la fin des tarifs réglementés du gaz (TRV)1, TotalEnergies Électricité et Gaz France met en place une nouvelle offre de fourniture de gaz, l’offre Spéciale Gaz. Celle-ci garantit par ailleurs une réduction de 10 % sur le prix du kilowattheure (kWh) durant la première année du contrat pour toute nouvelle souscription avant le 30 septembre 20232.

Les tarifs de cette offre seront établis sur la base de l’indice de référence et conformément à la méthodologie publiée par la Commission de Régulation de l'Energie (CRE) pour la construction d’un prix repère du gaz naturel pour les consommateurs résidentiels en France à compter du 1er juillet 20233. Ces tarifs dépendront de l’option tarifaire du client, déterminée en fonction de la consommation annuelle de référence de son logement, ainsi que de son emplacement géographique4.

« La fin du TRV gaz constitue une opportunité pour les consommateurs français de reconsidérer leur fournisseur de gaz et de choisir TotalEnergies, qui se positionne en tant que partenaire de confiance pour leurs besoins en énergie. Conscients de la difficulté pour les particuliers à se repérer, notre offre Spéciale gaz intègre les recommandations de la CRE concernant le prix repère du gaz et permet en plus de bénéficier d’une réduction de 10 % pendant un an », a déclaré Olivier Jouny, directeur Integrated Power chez TotalEnergies. « Cette remise de 10 % s’inscrit par ailleurs dans la lignée des actions entreprises par TotalEnergies depuis le début de l’année 2022 pour soutenir le pouvoir d’achat de ses clients face à la hausse des prix de l’énergie. »

L’offre Spéciale Gaz est disponible au 3099, ou sur totalenergies.fr/offrespecialegaz

***

À propos de TotalEnergies

TotalEnergies est une compagnie multi-énergies mondiale de production et de fourniture d’énergies : pétrole et biocarburants, gaz naturel et gaz verts, renouvelables et électricité. Ses plus de 100 000 collaborateurs s'engagent pour une énergie toujours plus abordable, plus propre, plus fiable et accessible au plus grand nombre. Présente dans près de 130 pays, TotalEnergies inscrit le développement durable dans toutes ses dimensions au cœur de ses projets et opérations pour contribuer au bien-être des populations.

1 La fin des TRV gaz est prévue conformément à la loi n°2019-1147 du 8 novembre 2019 relative à l’énergie et au climat (article 63). Pour plus d’informations sur la fin des tarifs réglementés de vente du gaz naturel, consulter le site des pouvoirs publics ici.

2 Offre soumise à conditions valable pour toute nouvelle souscription à l’offre Spéciale Gaz du 01/07/2023 au 30/09/2023 par un client particulier en France métropolitaine (hors Corse). Prix du kWh déterminé par TotalEnergies, selon la méthodologie publiée par la Commission de Régulation de l’Energie (CRE) pour la définition d’une référence de prix du gaz naturel à destination des consommateurs résidentiels dans sa Délibération n°2023-102 en date du 12 avril 2023 accessible sur le site suivant : cre.fr. Pour en savoir plus, rendez-vous sur totalenergies.fr/offrespecialegaz

3 Voir la délibération n°2023-102 en date du 12 avril 2023 de la Commission de Régulation de l’Energie.

4 Les tarifs du KWh HT tiendront notamment compte des indices de référence publiés mensuellement par la CRE pour le calcul du coût d’approvisionnement des fournisseurs en gaz naturel. Les tarifs du kWh HT dépendront également de l’option tarifaire déterminée par la consommation annuelle de référence et de la zone géographique de votre logement (6 zones définies).

Contacts TotalEnergies

Relations Médias : +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Relations Investisseurs : +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Avertissement

Les termes « TotalEnergies », « compagnie TotalEnergies » et « Compagnie » qui figurent dans ce document sont utilisés pour désigner TotalEnergies SE et les entités consolidées que TotalEnergies SE contrôle directement ou indirectement. De même, les termes « nous », « nos », « notre » peuvent également être utilisés pour faire référence à ces entités ou à leurs collaborateurs. Les entités dans lesquelles TotalEnergies SE détient directement ou indirectement une participation sont des personnes morales distinctes et autonomes. Ce document peut contenir des déclarations prospectives. Elles peuvent s’avérer inexactes dans le futur et sont dépendantes de facteurs de risques. Ni TotalEnergies SE ni aucune de ses filiales ne prennent l’engagement ou la responsabilité vis-à-vis des investisseurs ou toute autre partie prenante de mettre à jour ou de réviser, en particulier en raison d’informations nouvelles ou événements futurs, tout ou partie des déclarations, informations prospectives, tendances ou objectifs contenus dans ce document. Les informations concernant les facteurs de risques susceptibles d’avoir un effet défavorable significatif sur les résultats financiers ou les activités de TotalEnergies sont par ailleurs disponibles dans les versions les plus actualisées du Document d’Enregistrement Universel déposé par TotalEnergies SE auprès de l’Autorité des marchés financiers et du Form 20-F déposé auprès de la United States Securities and Exchange Commission (“SEC”).